Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Advanced Power Technology, Inc.:

We consent to the use of our reports dated March 4, 2005, with respect to the consolidated balance sheets of Advanced Power Technology, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K incorporated by reference in the registration statement.

/S/ KPMG LLP

Portland, Oregon
June 17, 2005